SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

A.	On October 17, 2006, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

1.	Tao Tsout Ltd. purchased on October 16, 2006, 2,111 ordinary shares of the Company, as follows:

Number of Shares	Purchase Price (NIS)
1,000	30.46
611	30.74
500	30.77

2.	After the above mention purchases, Tao Tsout Ltd. holds 3,779,829 ordinary shares representing approximately 9.9% of the Company’s issued share capital and on a fully diluted basis.

3.	The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 8,622,826 ordinary shares of the Company, representing 22.6% of the Company’s issued share capital and on a fully diluted basis.

B.	On October 18, 2006, the Company refilled a report on form of “Opening data for holdings of interested parties” regarding additional holdings of interested parties, as follows:

Name of holder: Mivtach Shamir holdings Ltd.

Type of identity number: The number in the Registrar of Companies in Israel

Identity number: 52-003412-5

Citizenship / country of incorporation or registration: Incorporated in Israel.

Number of security in the Stock Exchange: 1082353

Name and type of security: SKLS, ordinary share

Quantity of securities: 2,090,200

Rate of holding: In capital: 5.5% In voting power: 5.5%

Rate of holding (full dilution): In capital: 5.5% In voting power: 5.5%

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

October 18, 2006